Exhibit 2

State of New York Banking Department

Whereas, the organization certificate of Law Debenture Trust Company of New York, New York, New York, has heretofore been duly approved and said Law Debenture Trust Company of New York has complied with the provisions of Chapter 2 of the Consolidated Laws,

Now Therefore, I, Michael J. Lesser as Deputy Superintendent of Banks of the State of New York, do hereby authorize the said Law Debenture Trust Company of New York to transact the business of a limited purpose trust company at 767 Third Avenue, Borough of Manhattan, City of New York within this State.

[SEAL]	In Witness Whereof, I have hereunto set my hand and affixed the official seal of the Banking Department, this 8th day of May in the year two thousand and two.

/s/ Michael Lesser
Deputy Superintendent of Banks